# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Warner Bros. Discovery, Inc., CIK 0001437107
CUSIP: 934423104
Title of class of securities: Series A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 230 Park Avenue South, New York, New York (NY), 10003
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001106770
Persons authorized to receive notices and communications: Michael D. Fricklas, A/NPP Diversified Holdings LLC, One World Trade Center, New York, New York (NY), 10007, (212) 286-6900

## Reporting persons
- A/NPP Diversified Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 98,181,749; shared voting power 0; sole dispositive power 98,181,749; shared dispositive power 0; aggregate amount beneficially owned 98,181,749 (3.97% of the class)
  Comment: Row 1 - On December 30, 2024, as part of internal reorganization, Advance/Newhouse Programming Partnership contributed all of its shares of Common Stock to A/NPP Diversified Holdings LLC.
  
  Row 13 - Percentage is calculated based on 2,474,075,003 shares of Series A Common Stock issued and outstanding as of April 25, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed with the U.S. Securities and Exchange Commission on May 8, 2025.
- Advance/Newhouse Partnership (CIK 0001106770): type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Newhouse Broadcasting Corporation: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 98,181,749; shared voting power 0; sole dispositive power 98,181,749; shared dispositive power 0; aggregate amount beneficially owned 98,181,749 (3.97% of the class)
  Comment: Rows 7 & 9 - Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership and A/NPP Diversified Holdings LLC.
  
  Row 13 - Percentage is calculated based on approximately 2,474,075,003 shares of Series A Common Stock issued and outstanding as of April 25, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed with the U.S. Securities and Exchange Commission on May 8, 2025.
- Advance Publications, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 98,181,749; shared voting power 0; sole dispositive power 98,181,749; shared dispositive power 0; aggregate amount beneficially owned 98,181,749 (3.97% of the class)
  Comment: Rows 7 & 9 - Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Partnership and A/NPP Diversified Holdings LLC.
  
  Row 13 - Percentage is calculated based on approximately 2,474,075,003 shares of Series A Common Stock issued and outstanding as of April 25, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, as filed with the U.S. Securities and Exchange Commission on May 8, 2025.

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock, par value $0.01 per share
Name of issuer: Warner Bros. Discovery, Inc.
Address of issuer's principal executive offices: 230 Park Avenue South, New York, New York (NY), 10003
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), which was jointly filed on April 12, 2022 and the amended Statement on Schedule 13D, which was jointly filed on April 2, 2024. This amendment is filed on behalf of A/NPP Diversified Holdings LLC, a Delaware limited liability company ("ANPP Diversified"), Advance/Newhouse Partnership, a New York general partnership ("ANP"), Advance Publications, Inc., a New York Corporation ("API"), and Newhouse Broadcasting Corporation, a New York corporation ("NBCo" and, together with ANPP Diversified, ANP and API, the "Reporting Persons" and each, a "Reporting Person") with respect to the common stock, par value $0.01 per share, designated as Series A Common Stock (the "Common Stock") of Warner Bros. Discovery, Inc., a Delaware corporation (the "Issuer" or "WBD"). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D. The Reporting Persons directly or indirectly hold 98,181,749 shares of Common Stock of the Issuer.

This Amendment is being filed to reflect the sale of 100,000,000 shares of Common Stock, which includes 14,158,459 shares held by ANP and 85,841,541 shares held by ANPP Diversified. Additionally, this Amendment updates Item 2, Item 3, Item 4, Item 5, and Item 6 of the Schedule 13D as follows:

## Item 2. Identity and Background
Name of person filing: A/NPP Diversified Holdings LLC
Residence or business address: 6350 Court Street, East Syracuse, NY 13057
Present principal occupation or employment: Holding company holding interests in the Issuer.
Criminal convictions in the last five years: ANPP Diversified has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: ANPP Diversified has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: ANPP Diversified is organized as a limited liability company under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 30, 2024, as part of internal reorganization, Advance/Newhouse Programming Partnership contributed 184,023,290 shares of Common Stock to ANPP Diversified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On June 30, 2025, ANPP Diversified and ANP have agreed to sell 100,000,000 shares of Common Stock in the aggregate in a block sale at a net price of $10.97 per share (the "Sale").

The Sale is intended to provide financial flexibility to support the Reporting Persons' ongoing estate planning, its investment program, and for other general corporate purposes. Following this transaction, the Reporting Persons ceased being the beneficial owners of more than 5% of the Issuer's outstanding shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and supplemented to read as follows:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are beneficial owners of 98,181,749 shares of Common Stock, which represents the 98,181,749 shares of Common Stock held by ANPP Diversified.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 30, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information with respect to the Sale set forth in Item 4 is incorporated herein by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated July 1, 2025.

## Signatures
- A/NPP Diversified Holdings LLC: /s/ Oren Klein, Chief Financial Officer (07/01/2025)
- Advance/Newhouse Partnership: /s/ Oren Klein, Chief Financial Officer (07/01/2025)
- Newhouse Broadcasting Corporation: /s/ Oren Klein, Chief Financial Officer (07/01/2025)
- Advance Publications, Inc.: /s/ Oren Klein, Chief Financial Officer (07/01/2025)